UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Atwood Oceanics, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

050095 10 8

(Cusip Number)

Steven R. Mackey
 Vice President, Secretary & General Counsel
 Helmerich & Payne, Inc.
 1437 South Boulder Avenue, Suite 1400
 Tulsa, Oklahoma 74119
 (918) 742-5531

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 19, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 050095 10 8			Page 2 of 7

1.	Name of Reporting Person: Helmerich & Payne, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,000,000

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 2,000,000

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.3%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 050095 10 8			Page 3 of 7

1.	Name of Reporting Person: Helmerich & Payne International Drilling Co.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,000,000

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 2,000,000

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.3%

14.	Type of Reporting Person (See Instructions): CO

SIGNATURES
EXHIBIT INDEX
Form of Lock-up Agreement

            This Amendment No. 5 (this “Amendment”) amends the Schedule 13D filed July 21, 2004 which amended and restated, in its entirety, the Schedule 13D dated July 7, 1977 (as later amended by amendments dated August 31, 1977, September 23, 1977 and March 13, 1980). Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D filed on July 21, 2004. Capitalized terms not defined in this Amendment No. 5 shall have the respective meanings ascribed thereto in the Schedule 13D filed on July 21, 2004.

Item 1.	Security and Issuer.

              No change.

Item 2.	Identity and Background.

              No change.

Item 3.	Source and Amount of Funds or Other Consideration.

              After giving effect to the transactions contemplated by the Underwriting Agreement (defined below), H&P Drilling’s current ownership of Shares is as set forth in rows 7-11 and 13 of the cover page hereto.

Item 4.	Purpose of Transaction.

              On October 13, 2004, Helmerich & Payne International Drilling Co. (“H&P Drilling”), a wholly owned subsidiary of Helmerich & Payne, Inc. (“H&P”), entered into an underwriting agreement (“Underwriting Agreement”) with Atwood Oceanics, Inc. (the “Company”), and Goldman, Sachs & Co., Credit Suisse First Boston LLC, Jefferies & Company, Inc., Raymond James & Associates, Inc., Stifel, Nicolaus & Company, Incorporated, Howard Weil Incorporated, Petrie Parkman & Co., Inc. and Sanders, Morris Harris, Inc. (collectively, the “Underwriters”) related to the offering (the “Public Offering”) of 2,175,000 shares of the Company’s common stock, par value $1.00 per share (the “Common Stock”) pursuant to effective shelf registration statements on Form S-3 (File Nos. 333-92388 and 333-117534) previously filed with the Securities and Exchange Commission. Two of H&P’s executive officers, Hans Helmerich and George S. Dotson, are directors of the Company. The offering includes 1,175,000 shares of Common Stock to be sold by the Company and 1,000,000 shares of Common Stock to be sold by H&P Drilling. The Underwriters have the option to purchase up to 325,000 additional shares of Common Stock from the Company to cover over-allotments, if any. A copy of the Underwriting Agreement is filed as Exhibit 1.1 to the Form 8-K filed by Helmerich & Payne, Inc. with the Securities and Exchange Commission on October 14, 2004, and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

              (a) and (b). No change except as follows: The Reporting Persons currently have beneficial ownership of 2,000,000 Shares. This amount constitutes

Page 4 of 7 Pages

approximately 13.3% of the outstanding Shares, based upon a total of 15,039,201 Shares currently outstanding. The number of Shares outstanding is based on the number of Shares outstanding as of June 30, 2004, as disclosed in the Company’s registration statement on Form S-3 filed on July 21, 2004, plus 1,175,000 shares of Common Stock sold by the Company to the Underwriters. Each of the Reporting Persons has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Shares beneficially owned by the Reporting Persons.

              (c)   Pursuant to the Underwriting Agreement, and under the registration statements noted in Item 4 above, H&P Drilling sold an aggregate of 1,000,000 shares of Common Stock to the Underwriters on October 19, 2004 at a price per share of $45.8325 that resulted in total proceeds to H&P Drilling of $45,832,500.

              (d)   No change.

              (e)   No change.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              In connection with the Public Offering, Hans Helmerich and George Dotson, each an executive officer of H&P and a director of the Company, executed a lock-up agreement (“Lock-up Agreement”) in favor of the Underwriters. Messrs. Helmerich and Dotson each generally agreed under the Lock-up Agreement that, during a period of 180 days after the date of the final prospectus covering the Public Offering, such person would not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock of the Company, or any options or warrants to purchase any shares of Common Stock of the Company, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock of the Company. Attached hereto and incorporated herein by reference is Exhibit 2, the form of Lock-up Agreement signed by Messrs. Helmerich and Dotson. Except as described above and in the responses to Items 4 and 5 above, which responses are hereby incorporated by reference, to the best knowledge of the Reporting Persons there are no contracts, agreements, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to the securities of the Company other than as disclosed in the information set forth in the Schedule 13D filed on July 21, 2004.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Underwriting Agreement, dated October 13, 2004, between Helmerich & Payne International Drilling Co. and Atwood Oceanics, Inc., Goldman, Sachs & Co., Credit Suisse First Boston LLC, Jefferies & Company, Inc., Raymond James & Associates, Inc., Stifel, Nicolaus & Company, Incorporated, Howard Weil Incorporated, Petrie Parkman & Co., Inc. and Sanders, Morris Harris, Inc.,

Page 5 of 7 Pages

which is incorporated herein by reference to Exhibit 1.1 to the Form 8-K filed by Helmerich & Payne, Inc. with the Securities and Exchange Commission on October 14, 2004.

Exhibit 2	Form of Lock-up Agreement

SIGNATURES

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: October 19, 2004

HELMERICH & PAYNE, INC.
By:	/s/ STEVEN R. MACKEY
	Name:	Steven R. Mackey
	Title:	Vice President

HELMERICH & PAYNE INTERNATIONAL DRILLING CO.
By:	/s/ STEVEN R. MACKEY
	Name:	Steven R. Mackey
	Title:	Vice President

Page 6 of 7 Pages

EXHIBIT INDEX

Exhibit
Exhibit 1	Underwriting Agreement, dated October 13, 2004, between Helmerich & Payne International Drilling Co. and Atwood Oceanics, Inc., Goldman, Sachs & Co., Credit Suisse First Boston LLC, Jefferies & Company, Inc., Raymond James & Associates, Inc., Stifel, Nicolaus & Company, Incorporated, Howard Weil Incorporated, Petrie Parkman & Co., Inc. and Sanders, Morris Harris, Inc., which is incorporated herein by reference to Exhibit 1.1 to the Form 8-K filed by Helmerich & Payne, Inc. with the Securities and Exchange Commission on October 14, 2004.

Exhibit 2	Form of Lock-up Agreement

Page 7 of 7 Pages